Exhibit 99.5

925 Broadbeck Drive, Suite 220, Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol; KEI NASDAQ ticker symbol; KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. ANNOUNCES 72% INCREASE

IN FIRST QUARTER 2025 NET INCOME

THOUSAND OAKS, CALIFORNIA, May 14, 2025

All amounts are in U.S. Dollars unless otherwise indicated:

FIRST QUARTER HIGHLIGHTS

●	Average production for the first quarter of 2025 was 4,077 BOEPD, an increase of 23% compared to first quarter of 2024 average production of 3,305 BOEPD. The production increase is due to the additional production from the wells that were drilled and completed in 2024
●	Net income for the first quarter of 2025 was $5.8 million, an increase of 72% compared to the first quarter of 2024 net income of $3.3 million. The increase was due to higher revenue from the increase in production and lower realized and unrealized commodity contract losses compared to the prior year first quarter partially offset by higher income tax expense
●	Revenue, net of royalties was $16.4 million in the first quarter of 2025 compared to $14.3 million for the first quarter of 2024 due to higher production partially offset by lower average prices
●	Adjusted EBITDA(1) was $12.8 million in the first quarter of 2025 compared to $10.4 million in the first quarter of 2024, an increase of 24% due to primarily to higher revenue
●	Production and operating expense per barrel averaged $7.07 per BOE in the first quarter of 2025 compared to $8.36 per BOE in the first quarter of 2024. The decrease was due to natural gas and NGL processing costs of $0.6 million in the first quarter of 2024 that related to prior years as the gas purchaser reassessed prior year gathering and processing costs
●	Average netback from operations(2) for the first quarter of 2025 was $37.55 per BOE, a decrease of 4% from the prior year first quarter of $38.94 per BOE. Netback including commodity contracts(2) for the first quarter of 2025 was $37.55 per BOE compared to $37.81 per BOE in the first quarter of 2024, a decrease of 1% from the prior year period. The decreases were due to lower average prices
●	At March 31, 2025, the Company had $22.5 million of available borrowing capacity on the credit facility.
●

Management will host an earnings conference call for investors this morning at 9:00 a.m. Pacific time to discuss the Company’s results and host a Q&A session. Interested parties are invited to participate by calling: 1-877-317-6789 or for international callers: 1-412-317-6789. Please request to be joined to the Kolibri Global Energy Inc. call.

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

Kolibri’s President and Chief Executive Officer, Wolf Regener commented:

“We are very happy with the first quarter performance of the Company as our net income increased by 72% to $5.8 million ($0.16 per basic share) in the first quarter of 2025. We generated adjusted EBITDA(1) of $12.8 million in the first quarter of 2025, which was a 24% increase from the prior year first quarter. Production in the first quarter of 2025 continued to grow, increasing 23% to 4,077 BOEPD due to the wells we drilled in 2024. Our field operations team are drilling the longer lateral wells very quickly, reducing our costs per well, which further improves our internal rates of return. We are now drilling 1.5-mile lateral wells in less time than we were drilling 1-mile lateral wells last year.

“Our four Lovina wells (100% working interest) have already been drilled, and completion operations are expected to start in late May, with production anticipated at the start of the third quarter. As previously announced, we were able to reduce the average drilling time on the four 1.5 mile lateral Lovina wells by 25% from the previous 1.5 mile laterals that were drilled last year. The Forguson 17-20-3H well (46% working interest), where we are testing the economics of our east side acreage, was successfully drilled even faster than our Lovina 1.5 mile laterals and is also expected to begin production in the third quarter.”

($000’s)	First Quarter 2025	First Quarter 2024%

Net income	$5,765	$3,345	72%
Net income per basic common share	$0.16	$0.09	78%

Capital Expenditures	$9,953	$5,320	87%
Adjusted EBITDA(1)	$12,820	$10,374	24%

Average production (BOEPD)	4,077	3,305	23%
Gross revenue	$21,020	$18,244	15%
Net revenue	$16,372	$14,226	15%
Average price per BOE	$57.39	$60.66	(6)%
Netback from operations per BOE(2)	$37.55	$38.94	(4)%
Netback including commodity contracts per BOE(2)	$37.55	$37.81	(1)%

	March 31, 2025	December 31, 2024
Cash and Cash Equivalents	$4,878	$4,314
Working Capital	$(5,653)	$(657)
Borrowing Capacity	$22,542	$16,542

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

First Quarter 2025 versus First Quarter 2024

Oil and gas gross revenues totaled $21.0 million in the first quarter of 2025 versus $18.2 million in the first quarter of 2024. Oil revenues increased $1.5 million or 9% to $18.0 million as oil production increased 17% partially offset by a 6% decrease in average oil prices. Natural gas revenues increased $0.9 million, or 196%, to $1.3 million as natural gas prices increased by 87% and production increased by 60%. Natural gas liquids (NGLs) revenues increased $0.4 million, or 32%, as NGL production increased by 23% to 599 BOEPD and prices increased by 9%.

Average production for the first quarter of 2025 was 4,077 BOEPD, an increase of 23% compared to first quarter of 2024 average production of 3,305 BOEPD. The production increase is due to the additional production from the wells drilled in 2024.

Production and operating expenses averaged $7.07 per BOE for the first quarter of 2025 compared to $8.36 per BOE for the same period in 2024. The first quarter of 2024 included natural gas and NGL processing costs of $0.6 million related to prior years as the purchaser reassessed prior year gathering and processing costs in 2024.

General and administrative expenses for the first quarter of 2025 increased by 5% from the prior year quarter due to higher marketing and investor relations costs.

Finance expense decreased $1.4 million in the first quarter of 2025 compared to the prior year quarter due primarily to lower interest expense in the first quarter of 2025 and higher realized and unrealized losses on commodity contracts in the prior year first quarter.

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, expressed in Thousands of United States Dollars)

	March 31	December 31
	2025	2024

Current Assets
Cash and cash equivalents	$4,878	$4,314
Accounts receivables and other receivables	7,739	9,733
Deposits and prepaid expenses	631	718
Fair value of commodity contracts	231	254
	13,479	15,019

Non-current assets
Property, plant and equipment	239,421	232,962
Right of use assets	1,702	748
Fair value of commodity contracts	18	30

Total Assets	$254,620	$248,759

Current Liabilities
Accounts payable and other payables	$17,922	$15,090
Lease liabilities	1,210	586
	19,132	15,676

Non-current liabilities
Loans and borrowings	27,277	33,240
Asset retirement obligations	2,371	2,168
Lease liabilities	493	167
Deferred taxes	10,091	8,701
	40,232	44,276

Equity
Shareholders’ capital	295,379	295,309
Treasury stock	(33)	-
Contributed surplus	26,027	25,380
Accumulated deficit	(126,117)	(131,882)
	195,256	188,807

Total Equity and Liabilities	$254,620	$248,759

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited, expressed in Thousands of  United States dollars, except per share amounts)

	Three months ended March 31,
($000’s)	2025	2024
Revenue:
Oil and gas revenue, net of royalties	$16,372	$14,226
Other income	1	59
	16,373	14,285
Expenses:
Production and operating expenses	2,227	2,246
Depletion, depreciation and amortization	4,063	3,894
General and administrative expenses	1,325	1,265
Share based compensation	237	128
	7,852	7,533

Finance Income	8	-
Finance Expense	(783)	(2,216)
Income tax expense	(1,981)	(1,191)

Net income	5,765	3,345
Basic and diluted net income per share	$0.16	$0.09

KOLIBRI GLOBAL ENERGY INC.

FIRST QUARTER 2025

(Unaudited, expressed in Thousands of United States dollars, except as noted)

	Three Months Ended March 31,
	2025	2024
Oil gross revenue	$18,048	$16,548
Natural gas gross revenue	1,318	445
NGL gross revenue	1,654	1,251
Oil and Gas gross revenue	21,020	18,244

Adjusted EBITDA(1)	12,820	10,374
Capital expenditures	9,953	5,320

Statistics:
Average oil production (BOPD)	2,844	2,423
Average natural gas production (MCFPD)	3,803	2,371
Average NGL production (BOEPD)	599	487
Average production (BOEPD)	4,077	3,305

Average oil price ($/Bbl)	$70.51	$75.03
Average natural gas price ($/mcf)	3.85	2.06
Average NGL price ($/Bbl)	30.67	28.25

Average price per barrel	$57.28	$60.66
Royalties per barrel	12.66	13.36
Operating expenses per barrel(3)	7.07	8.36
Netback from operations(2)	37.55	38.94
Price adjustment from commodity contracts (BOE)	-	(1.13)
Netback including commodity contracts (BOE)(2)	$37.81	$37.81

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(3)	Operating expenses include compressor costs of $0.4 million in the first quarter of 2025 and $0.3 million in the first quarter of 2024 that are accounted for as a lease under IFRS 16.

The information outlined above is extracted from and should be read in conjunction with the Company’s unaudited financial statements for the three months ended March 31, 2025 and the related management’s discussion and analysis thereof, copies of which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

NON-GAAP MEASURES

Netback from operations, netback including commodity contracts and adjusted EBITDA (collectively, the “Company’s Non-GAAP Measures”) are not measures or ratios recognized under Canadian generally accepted accounting principles (“GAAP”) and do not have any standardized meanings prescribed by IFRS. Management of the Company believes that such measures and ratios are relevant for evaluating returns on each of the Company’s projects as well as the performance of the enterprise as a whole. The Company’s Non-GAAP Measures may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures and ratios as reported by such organizations. The Company’s Non-GAAP Measures should not be construed as alternatives to net income, cash flows related to operating activities, working capital or other financial measures and ratios determined in accordance with IFRS, as an indicator of the Company’s performance.

An explanation of how the Company’s Non-GAAP Measures provide useful information to an investor and the purposes for which the Company’s management uses the Non-GAAP Measures is set out in the management’s discussion and analysis under the heading “Non-GAAP Measures” which is available under the Company’s profile at www.sedarplus.ca and is incorporated by reference into this earnings release.

The following is the reconciliation of the non-GAAP ratio netback from operations to net income (loss) from continuing operations, which the Company considers to be the most directly comparable financial measure that is disclosed in the Company’s financial statements:

(US $000)	Three months ended March 31,
	2025	2024
Net income
	5,765	3,345
Adjustments:
Income tax expense	1,981	1,191
Finance income	(8)	-
Finance expense	783	2,216
Share based compensation	237	128
General and administrative expenses	1,325	1,265
Depletion, depreciation and amortization	4,063	3,894
Other income	(1)	(59)
Operating netback	14,145	11,980

Netback from operations	$37.55	$38.94

The following is the reconciliation of the non-GAAP measure adjusted EBITDA to the comparable financial measures disclosed in the Company’s financial statements:

(US $000)	Three months ended March 31,
	2025	2024
Net income	5,765	3,345
Depletion, depreciation and amortization	4,063	3,894
Accretion	51	45
Interest expense	696	915
Unrealized (gain) loss on commodity contracts	35	915
Share based compensation	237	128
Other income	(1)	(59)
Income tax expense	1,981	1,191
Interest income	(8)	-
Foreign currency loss	1	-

Adjusted EBITDA	12,820	10,374

Product Type Disclosure

This news release includes references to sales volumes of “oil”, “natural gas”, and “barrels of oil equivalent” or “BOEs”. “Oil” refers to tight oil, and “natural gas” refers to shale gas, in each case as defined by NI 51-101. Production from our wells, primarily disclosed in this news release in BOEs, consists of mainly oil and associated wet gas. The wet gas is delivered via gathering system and then pipelines to processing plants where it is treated and sold as natural gas and NGLs.

Cautionary Statements

In this news release and the Company’s other public disclosure:

(a)	The Company’s natural gas production is reported in thousands of cubic feet (“Mcfs”). The Company also uses references to barrels (“Bbls”) and barrels of oil equivalent (“BOEs”) to reflect natural gas liquids and oil production and sales. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

(b)	Discounted and undiscounted net present value of future net revenues attributable to reserves do not represent fair market value.

(c)	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

(d)	The Company discloses peak and 30-day initial production rates and other short-term production rates. Readers are cautioned that such production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

Caution Regarding Forward-Looking Information

This release contains forward-looking information including information regarding the proposed timing and expected results of exploratory and development work including production from the Company’s Tishomingo field, Oklahoma acreage, projected increases in production and cash flow, the Company’s reserves based loan facility, expected hedging levels and the Company’s strategy and objectives. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements.

Such forward-looking information is based on management’s expectations and assumptions, including that the Company’s geologic and reservoir models and analysis will be validated, that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that previous exploration results are indicative of future results and success, that expected production from future wells can be achieved as modeled, that declines will match the modeling, that future well production rates will be improved over existing wells, that rates of return as modeled can be achieved, that recoveries are consistent with management’s expectations, that additional wells are actually drilled and completed, that design and performance improvements will reduce development time and expense and improve productivity, that discoveries will prove to be economic, that anticipated results and estimated costs will be consistent with management’s expectations, that all required permits and approvals and the necessary labor and equipment will be obtained, provided or available, as applicable, on terms that are acceptable to the Company, when required, that no unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays or labor or contract disputes are encountered, that the development plans of the Company and its co-venturers will not change, that the demand for oil and gas will be sustained or increase, that the Company will continue to be able to access sufficient capital through financings, credit facilities, farm-ins or other participation arrangements to maintain its projects, that the Company will continue in compliance with the covenants under its reserves-based loan facility and that the borrowing base will not be reduced, that funds will be available from the Company’s reserves based loan facility when required to fund planned operations, that the Company will not be adversely affected by changing government policies and regulations, social instability or other political, economic or diplomatic developments in the countries in which it operates and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business and its ability to advance its business strategy.

Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company’s geologic and reservoir models or analysis are not validated, that anticipated results and estimated costs will not be consistent with management’s expectations, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks including flooding and extended interruptions due to inclement or hazardous weather), the risk of commodity price and foreign exchange rate fluctuations, risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with continued development of the Tishomingo Field, the risk that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the Company will cease to be in compliance with the covenants under its reserves-based loan facility and be required to repay outstanding amounts or that the borrowing base will be reduced pursuant to a borrowing base re-determination and the Company will be required to repay the resulting shortfall, that the Company is unable to access required capital, that funding is not available from the Company’s reserves based loan facility at the times or in the amounts required for planned operations, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve and the other risks identified in the Company’s most recent Annual Information Form under the “Risk Factors” section, the Company’s most recent management’s discussion and analysis and the Company’s other public disclosure, available under the Company’s profile on SEDAR at www.sedarplus.ca.

Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The forward-looking information included in this release is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil and gas. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener, President and Chief Executive Officer +1 (805) 484-3613

Email: investorrelations@kolibrienergy.com

Website: www.kolibrienergy.com